SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 5)

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
(Name of Subject Company)

PETROCHINA COMPANY LIMITED
(Name of Filing Person (Offeror))
American Depositary Shares, Foreign Invested Shares (H Shares),
Par Value RMB 1.00 Per Share
(Title of Class of Securities)
477418107
(CUSIP Number of Class of Securities)

Li Huaiqi
Secretary
PetroChina Company Limited
16 Andelu
Dongcheng District, Beijing 100011
The People’s Republic of China
(+86 10) 8488-6270
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of filing persons)

Copy to:
Lee Edwards, Esq. Shearman & Sterling LLP Suite 2318, China World Tower II 1 Jianguomenwai Dajie, Chaoyang District 100004 Beijing, China (+86 10) 6505-3399	Michael Coleman, Esq. Shearman & Sterling LLP 1080 Marsh Road Menlo Park, CA 94025 (650) 838-3600
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$348,250,406	$40,990

*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying HK$2.80, the per share tender offer price, by 964,778,000, the total amount of the H Shares currently outstanding, including H Shares represented by American Depositary Shares, and using a US$ / HK$ exchange rate of US$1 : HK$7.7570 as quoted by the Federal Reserve Bank of New York on November 9, 2005.

**	Calculated as 0.011770% of the transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $40,990 Filing Party: PetroChina Company Limited
Form or Registration No.: Schedule TO Date Filed: November 16, 2005

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION
Item 12. Material to Be Filed as Exhibits.
EXHIBIT INDEX
EX-99.(A)(13)JOINT PRESS RELEASE
EX-99.(A)(14) JOINT ANNOUNCEMENT

INTRODUCTION
          This Amendment No. 5 amends and supplements the Tender Offer Statement filed under cover of Schedule TO with the Securities and Exchange Commission on November 16, 2005, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 by PetroChina Company Limited, a joint stock limited company incorporated in the People’s Republic of China with limited liability (“PetroChina”), relating to the offer by PetroChina to purchase (i) all outstanding foreign invested shares, par value RMB 1.00 per share (the “H Shares”) of Jilin Chemical Industrial Company Limited, a joint stock limited company incorporated in the People’s Republic of China with limited liability (“Jilin”), at a purchase price of HK$2.80 per H Share, to the seller in cash, and (ii) all H Shares represented by American Depositary Shares (“ADSs”) of Jilin, at a purchase price of $HK280.00 per 100 H Shares represented by each ADS, to the seller in cash, in each case without interest thereon and less any required withholding taxes and Hong Kong stamp duties, upon the terms and subject to the conditions set forth in the Composite Offer and Response Document Relating to the H Share Offer Class Meeting of the Jilin H Shareholders, dated November 16, 2005, as amended on December 9, 2005 and December 23, 2005 (the “Composite Document”) and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The information set forth in the Composite Document and the related Letter of Transmittal is incorporated herein by reference with respect to all the applicable items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 12. Material to Be Filed as Exhibits.
          Item 12 is hereby amended and supplemented with the addition of the following exhibits:

(a)(13)	Joint Press release issued by PetroChina and Jilin, dated December 31, 2005.
(a)(14)	Joint Announcement by PetroChina and Jilin, dated December 31, 2005 and issued on January 3, 2006.

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 3, 2006

PETROCHINA COMPANY LIMITED
By:	/s/ Jiang Jiemin
	Name:	Jiang Jiemin
	Title:	Vice Chairman and President

EXHIBIT INDEX

Exhibit
No.
(a) (13)	Joint Press release issued by PetroChina and Jilin dated December 31, 2005.
(a) (14)	Joint Announcement issued by PetroChina and Jilin, dated December 31, 2005 and issued on January 3, 2006.

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